4-2-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

From 2 April 2002 to 2 April 2002

ENTERPRISE OIL plc

(Translation of registrant's name into English)

GRAND BUILDINGS, TRAFALGAR SQUARE

LONDON WC2N 5EJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X...... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in

connection with Rule 12g3-2(b)...82-3004...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENTERPRISE OIL plc
(Registrant)

Date: 2 April 2002

By...

Name: M J WHITE

Title: COMPANY SECRETARY

Print the name and title of the signing officer under his signature.

DOCUMENTS MADE PUBLIC, FILED OR DISTRIBUTED SINCE 02 APRIL 2002

Document Title	Date	Entity Requiring Item
Recommended Cash Offer Release	2 April 2002	London and New York Stock Exchanges

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

From 2 April 2002 to 2 April 2002

ENTERPRISE OIL plc

(Translation of registrant's name into English)

GRAND BUILDINGS, TRAFALGAR SQUARE

LONDON WC2N 5EJ, ENGLAND

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ....X...... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....

[If "Yes" is marked, indicate below the file number assigned to the registrant in

connection with Rule 12g3-2(b)...82-3004...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ENTERPRISE OIL plc
(Registrant)

Date: 2 April 2002

By...

Name: M J WHITE

Title: COMPANY SECRETARY

Print the name and title of the signing officer under his signature.

DOCUMENTS MADE PUBLIC, FILED OR DISTRIBUTED SINCE 02 APRIL 2002

Document Title	Date	Entity Requiring Item
Recommended Cash Offer Release	2 April 2002	London and New York Stock Exchanges

ENTERPRISE OIL PLC US ANNOUNCEMENT

Enterprise Oil plc announces that its Directors have reached agreement with Shell Resources P.L.C. on the terms of a recommended cash offer by Shell of 725 pence per Enterprise Oil share for the entire issued and to be issued share capital of Enterprise Oil (the "Offer"). This values the entire issued and to be issued share capital of Enterprise Oil at approximately £3.5 billion, and inclusive of net debt as at 31 December 2001 of £0.8 billion, values Enterprise Oil at £4.3 billion.

The Offer will not be made, directly or indirectly, in or into or by the use of the mails or any means of instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, or in or into Australia, Canada or Japan. The Offer will not be made to US Persons or to residents of Australia, Canada or Japan. No offer will be made to acquire Enterprise Oil ADSs.

Enterprise Oil shareholders on the register as at the close of business on 15 February 2002 will be entitled to receive and retain the final dividend of 5.35 pence declared by Enterprise Oil on 5 February 2002, which is to be paid on 31 May 2002.

The Offer price of 725 pence per Enterprise Oil share represents a premium of approximately 15 per cent. to the closing price of 629 pence per Enterprise Oil share on 28 March 2002, the last business day in the United Kingdom prior to the date of this announcement. It represents a premium of 45 per cent. to the closing price of 500 pence per Enterprise Oil share on 7 January 2002, the last business day prior to the announcement by Enterprise Oil of an unsolicited approach from a third party.

Trading in the current year is in line with the Board's expectations, with two specific updates in relation to exploration activities:

- The Deep Mensa well (Enterprise Oil 16.67 per cent. working interest, Shell operator), drilled in Mississippi Canyon Block 687 in the US Gulf of Mexico, has been temporarily suspended for technical reasons. The objectives of the well were not reached and the operator and partners are examining data from the well to determine whether to re-enter the well at a later date.

- The Directors of Enterprise Oil are delighted that ChevronTexaco, as operator, yesterday announced "a major discovery" at the Tahiti prospect (Enterprise Oil 17 per cent. working interest) located at the Green Canyon Block 640, approximately 190 miles south west of New Orleans in the US Gulf of Mexico. The Tahiti #1 well is located in approximately 4,000 feet of water and was drilled to a depth of 28,411 feet. Results from the exploratory drilling indicate the presence of high quality reservoir with total net pay of more than 400 feet. A further drilling programme, consisting of at least one sidetrack to the initial discovery well, will shortly commence to help assess the full potential of the discovery. Shareholders will be kept informed as further drilling results become available over the next few weeks.

This announcement contains certain "forward-looking" statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These are not guarantees of Enterprise Oil's future operational or financial performance and are subject to risks and uncertainties.

2 April 2002